Exhibit 14a

Columbia Bancorp And Subsidiaries

Code Of Conduct & Ethics

Introduction

Since its inception in 1987, the mission of Columbia Bancorp and its subsidiaries (individually and collectively, “Columbia”) has been to be the premier banking organization in the Baltimore/Washington corridor. From the start, we have clearly understood that quality relationships with customers, Colleagues, shareholders and our community are based on trust and honesty. We hold those associated with Columbia to the highest standards of excellence, fairness, honesty, and responsibility and expect them to exercise integrity and honesty in all business practices. In keeping with these core values, we have adopted this Code of Conduct and Ethics (the “Code”) to define our expectations regarding business, personal and ethical conduct.

The Code applies to all of Columbia’s employees, officers, directors and anyone who represents the organization in any capacity (collectively “Colleagues”). We also expect those with whom we do business, including vendors and suppliers, to adhere to the general principles described in the Code.

Many of the topics and principles described in the Code are further explained in various policies, procedures and guidelines that are published within our organization. The Code is not intended to replace or supercede these policies, procedures and guidelines; rather, it should serve as further evidence of our commitment to the principles it contains. The Code is intended to guide our personal and professional conduct by providing basic principles that will govern our business practices. Because it is not possible to address every issue and situation that might arise in the course of our daily activities, we will continue to rely on our Colleagues to exercise common sense and good judgment and to demonstrate strong character and integrity.

Honesty And Integrity

At Columbia, we rely on the foundations of trust and integrity to gain the confidence of and sustain long-term relationships with our customers, peers, and shareholders.

Columbia excels by providing unparalleled customer service, competitive products and quality delivery systems. We never compromise our commitment to honesty and integrity to gain competitive advantage. We communicate with candor, taking care to ensure that our dealings with customers, Colleagues,

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vendors and competitors are fair and ethical. We do not take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair practice.

Our Workplace

Columbia is committed to providing a working environment that is comfortable and pleasant for everyone. We value the unique talents, perspectives and experiences of our diverse workforce and welcome new ideas that will help our organization remain dynamic and progressive. To ensure that everyone is treated with dignity and respect, we will not tolerate harassment of any kind by anyone including co-workers, customers, vendors, agents or any third party. We expect Colleagues and visitors to treat others with respect and in a manner that is appropriate for a professional setting. We have policies and procedures in effect to clarify our expectations in this regard and to provide avenues of redress for any complaints of misconduct.

Our Community

Columbia understands the importance of its relationship with the communities it serves and it takes its responsibilities as community partner and corporate citizen seriously. We encourage Colleagues to become involved in appropriate outside activities such as professional societies, charitable organizations, and civic functions. While we support our Colleagues in their involvement with outside activities, care should be taken to avoid actual or perceived conflicts of interest and to avoid demands which are so heavy that job performance may be affected.

Service by an employee as a Director or officer of any organization requires approval of the Chief Executive Officer (“CEO”), except in cases of non-profit, religious, community, or civic organizations where the individual is clearly not representing Columbia. If the organization does business with Columbia, the employee is required to disclose the relationship, in writing, to the Corporate Secretary.

Compliance With The Law

Columbia is subject to numerous federal, state, local and international laws. While it is not practical to identify each one in the Code, we have various policies and procedures in place to ensure compliance with each regulation and the information is reviewed and reinforced through on-going communications and training materials. In the performance of our duties, we are expected to obey all applicable laws and regulations. In addition, we may not knowingly assist others in taking, or allow others to take actions that would be in direct violation of a law or regulation. If a Colleague has questions about whether a course of action is in

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violation of a law, regulation or the Code, they must contact an appropriate member of Executive Management (as identified on page 9 hereof under “Contact Information”) before taking action.

Conflicts Of Interest

In the course of our work, it is important that business decisions are based on and promote the best interests of Columbia rather than serving the personal interests or influencing personal benefit for Colleagues. Colleagues must avoid any action or relationship that creates, or creates the appearance of, a conflict between Columbia’s interest and their personal or immediate family’s interests. While we respect the privacy and the rights of our Colleagues to conduct their personal affairs without interference, we must be made aware of any actual or potential conflict of interest. We are expected to provide full disclosure of the facts surrounding any actual, potential, or perceived conflicts as soon as possible. If a Colleague feels that s/he may have any influence on any transactions involving Columbia, it is imperative that the relationship is disclosed to the Corporate Secretary as soon as possible so that safeguards can be established and documented to protect all parties. Because the basis for a conflict of interest is not always clear, we may be obligated to disclose any potential conflicts to Executive Management and/or the Corporate Governance and Nominating Committee for a final determination. The situation will only be allowed to continue if it is determined not to be detrimental to the interests of Columbia.

The following are examples of transactions or activities that could present a conflict of interest under certain circumstances:

♦	Investments in customers or vendors of Columbia;
♦	Accepting an appointment as a fiduciary or as a co-fiduciary;
♦	Purchasing assets from Columbia, or from Columbia acting as a fiduciary;
♦	Selling goods or services to Columbia; or
♦	Borrowing money from customers or vendors of Columbia.

Colleagues are prohibited from benefiting personally from opportunities discovered through the use of corporate property, information or their position with Columbia, or from competing with Columbia in connection with such opportunities. No Colleague may use corporate property, information, or his or her employment position for improper personal gain.

Parties who have, or want to have, a business relationship with the Bank may offer gifts and entertainment to Colleagues. Such gifts may create the appearance of impropriety. In order to ensure that such offers do not unduly influence our business decisions, gifts offered to you by any person or business involved or potentially involved in a business transaction with Columbia which are valued at more than $100 or which you believe may be inappropriate, should be

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reported to an appropriate member of Executive Management or the Corporate Secretary prior to acceptance. Gifts to a Colleague’s immediate family are considered gifts to the Colleague and are subject to the same guidelines.

In addition to their role with Columbia, some employees and officers may choose to work in an outside position. They are permitted to do so, provided that they meet the performance standards and expectations of their job with Columbia and that the outside employment does not constitute a conflict of interest. Colleagues may not receive any income or material gain from individuals outside of Columbia for materials produced or services rendered while performing their Columbia responsibilities.

Corporate Records And Reporting

Columbia is committed to honest and accurate financial recording and reporting and provides timely and accurate information to meet regulatory, tax and legal obligations. We provide full, fair, accurate, timely, and understandable disclosure in public reports and documents filed with, or submitted or provided to, regulatory authorities, stockholders and the public. Columbia’s financial statements and reports are prepared in accordance with generally accepted accounting principles and fairly represent, in all material respects, the financial condition and performance of the organization. Employees and officers who prepare or supervise the preparation of Columbia’s public reports are held to the highest standards of honesty and integrity, in accordance with the Code and the Code of Ethics for Financial Professionals. These standards govern individual activities as well as the oversight of others such that no Colleague should ask or encourage another person to deviate from Columbia’s commitment to provide truthful and accurate financial or other information. In addition, the law and Columbia’s policies require that no Colleague attempt to improperly influence, coerce, manipulate, or mislead any accountant or outside counsel engaged in the preparation of Columbia’s financial statements. If you have any questions, complaints or concerns regarding accounting, auditing, or internal accounting control matters, you should contact the Director of Internal Audit or you may follow the procedures described hereafter under “Our Compliance Responsibilities,” which include a confidential reporting process.

Columbia requires that business records be retained in compliance with applicable regulations, law and Columbia records retention policies. Inquiries related to specific business records, litigation or governmental proceedings should be directed immediately to the office of Corporate Secretary.

Protection And Proper Use Of Company Assets

All Colleagues are expected to protect Columbia’s assets and to use their work time for Columbia’s benefit. Assets include physical and intellectual property

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such as Columbia’s brand, trademarks, copyrights, trade secrets, security safeguards and confidential or proprietary information described below under “Protecting Confidential Information”. Our premises, equipment, supplies, and support services are furnished to you solely to further Columbia’s business and interests, and are not available for personal use. Any improper use of Columbia’s assets, whether for personal or business purposes, including the misapplication or improper use of corporate or customer funds or property or the unauthorized use or publication of intellectual property, is prohibited and may be unlawful. Depending upon the circumstances, Colleagues may be subject to disciplinary and/or legal action and may be required to repay any business expenses incurred for personal use.

When using Columbia’s equipment or property, Colleagues are expected to exercise care, perform required maintenance, and follow operating instructions, safety standards, and guidelines. If equipment or property appears to be damaged, defective, or in need of repair, it is your responsibility to notify an appropriate member of management immediately to avoid further damage or injury to yourself or others. The improper, negligent, destructive, or unsafe use or operation of equipment can result in disciplinary action, up to and including termination.

Colleagues also must comply with Columbia’s policies regarding the use of its communication systems, including its computer network, e-mail, telephones, faxes, and the Internet. Our communication systems are intended for authorized business use only and should not be used for personal or non-business communications. In particular, Columbia’s policies prohibit the use of Columbia’s information systems and equipment to transmit illegal, inappropriate or offensive or potentially offensive material. Authorized personnel will have unrestricted access to information stored on Columbia’s communication systems and, as such, the privacy of documents and messages stored by Colleagues in the Company-owned files, desks, storage areas, or electronic media cannot be guaranteed.

Protecting Confidential Information

Columbia is keenly aware of its customers’ expectation of privacy regarding their banking information and we take the responsibility for protecting that information and privacy very seriously. Confidential or sensitive information must not be disclosed to any person, within Columbia or outside of Columbia, who does not have a legitimate reason to have that information. Expectations regarding privacy are extended to vendors, Colleagues and all affiliated parties.

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Confidential information may include, without limitation, the following:

♦	Information about existing or potential customers or vendors, including customer identities, lists and all other customer information;

♦	Business or technical information, including information such as a formula, program, method, technique or compilation of information that is valuable because it is not generally known;

♦	Intellectual property, including trade secrets, secret processes and information regarding past, present or future products;

♦	Financial information, including budgets or projections, business plans, price lists and any other financial, marketing or sales information;

♦	Information intended solely for internal use such as internal memos to employees and internal broadcasts;

♦	Information regarding Colleagues, including salary and personal information;

♦	Information about potential acquisitions or divestitures; and

♦	Any other non-public information that would be harmful to Columbia or useful or helpful to competitors if disclosed.

A complete copy of Columbia’s Privacy Policy is included in the appendix of the Employee Handbook and Colleagues are expected to adhere to this policy, even if they are no longer employed by or associated with Columbia.

Inside Information And Trading In Securities

In the course of our work, we may become aware of information about Columbia, its clients and/or vendors that is not generally available to the public. Federal securities laws prohibit the purchase or sale of shares or other securities of a company while in possession of non-public information that might affect the price or market for its securities (generally referred to as insider trading).

If a Colleague buys or sells a security based on “inside information” or discloses inside information to another person who buys or sells a security based on that information, the disclosing Colleague, Columbia, and the person to whom the information was disclosed may be determined to be in violation of securities laws. Colleagues are prohibited from trading on inside information and communicating or “tipping” inside information to others.

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If you are uncertain about legal rules involving the purchase or sale of Columbia securities or the securities of another company because of your work for Columbia, you should contact the Corporate Secretary prior to executing any trades.

A complete copy of Columbia’s Policy Memorandum concerning Securities Trading is included in the appendix of the Employee Handbook.

Political Activities

Columbia believes that it is important for citizens to take an active interest in the political process. Our Colleagues may engage in political activities of their own choice, using their own resources, and on their own time, provided that such involvement does not interfere with their responsibilities to Columbia. Colleagues who choose to participate in political activities do so solely in their personal individual capacity and not as representatives of Columbia.

Any employee or officer desiring to run for elected political office or to accept an appointment to federal, state or local government office should discuss the matter in advance with the CEO and must have approval of the Corporate Governance and Nominating Committee.

Any political contributions and other political activities for the purpose of supporting Columbia’s activities, including lobbying for or on behalf of Columbia must be approved by the CEO and must comply with applicable legal requirements.

Colleagues must be particularly sensitive to compliance with applicable laws, including the U.S. Foreign Corrupt Practices Act, when dealing with domestic and foreign government officials. Under no circumstances may you pay or offer anything of value to a government official, including foreign officials, political parties, or candidates for public office, for the purpose of influencing or rewarding the official for his or her actions or to induce the official to conduct business with Columbia.

Communication With The Media And Other Parties

Since the inception of Columbia, we have been closely followed by the investment community and the press. We are frequently asked to comment on such topics as our performance, economic conditions and forecasts, industry trends and current events. While we all may have opinions on these types of matters, it is Columbia’s expectation that Colleagues will refrain from comment regarding such, except when authorized by the CEO or Corporate Secretary. Similarly, non-public information or materials regarding Columbia, such as

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Colleague communications and financial data, may not be shared outside of the organization unless specifically authorized by the CEO.

All inquiries from the media must be referred to the CEO, or Chief Financial Officer, if financial, corporate, or strategic in nature, or another authorized designee. In addition, any public speeches, interviews, presentations or appearances by Colleagues relating to Columbia’s business or where you would be presumed to be representing Columbia, must be coordinated with the Corporate Secretary.

Interpretation And Waivers Of The Code

The Corporate Secretary is responsible for interpreting the Code. In the event the Code or Columbia’s policies and procedures differ from applicable law, the more restrictive of the two will generally apply.

In certain circumstances, it may be appropriate to grant a waiver of a provision of the Code. Any request for a waiver must be in writing and presented to the CEO. Any waiver of the Code for Executive Officers, or directors may be made only by the Corporate Governance and Nominating Committee, and must be promptly disclosed to stockholders in accordance with legal and regulatory requirements.

Our Compliance Responsibilities

The Code describes the standards of ethics and integrity to which all Colleagues are held. It is the policy of Columbia that all suspicions of Code violations, including violations of applicable law, Columbia’s policies or procedures, or other irregularities, whether intentional or inadvertent, are thoroughly researched and all Colleagues are required to report any possible irregularities that may come to their attention. Such items may include, but are not limited to, theft, misappropriation of company assets, embezzlement, fraud, accounting irregularities, inappropriate general ledger or other balancing transactions, forced settlements, etc. All such referrals will be treated with strict confidence and the identity of the referring Colleague will be protected to the greatest extent possible. Under no circumstances will we tolerate retaliation of any kind against a Colleague who reports his/her suspicions to management.

If you become aware of or suspect that another employee, officer, director, vendor, customer or third party affiliated with Columbia may be involved in any kind of inappropriate business practice or fraudulent activity, you are required to promptly report your suspicions or knowledge to an appropriate officer of Columbia, the Director of Internal Audit, or the designated representative of the Audit Committee. If you feel more comfortable reporting your concerns anonymously, you may leave a message on our confidential Corporate Ethics

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Line. The phone numbers, (410) 423-8161 and (800) 314-7714, ext. 8161, are password protected and available 24 hours a day, 7 days a week. All calls go directly to voice mail and our Director of Internal Audit retrieves messages each business day.

Posters and other collateral materials are prominently displayed in common areas of all corporate facilities to remind Colleagues of their responsibility for reporting suspicions of irregularities and to ensure that the Corporate Ethics Line number is readily available.

Violations of the Code are potentially harmful to Columbia’s interests and will be treated accordingly. Violations will result in appropriate disciplinary action up to and including termination of employment, recovery of damages, and criminal prosecution, as appropriate.

The Code and Columbia’s values are based on trust, honesty, uncompromising integrity, respect for each individual, personal accountability, and dedication to service. These principles represent the foundation of the organization. If Columbia is to deliver on its promise to its customers, stockholders, Colleagues and communities to be the best place to do business, to invest and to work, we all must understand and follow the principles and policies outlined in this Code.

Contact Information (as of January 2004):

A.	Chairman of Board – Winfield Kelly (301) 596-9703
B.	Chief Executive Officer – John Bond (410) 423-8010
C.	President, COO and CFO – John Scaldara (410) 423-8012
D.	Corporate Secretary – Sibyl Malatras (410) 423-8024
E.	Director of Internal Audit – David Frasier (410) 423-8018
F.	Senior Human Resources Officer – Andrea Griesmar (410) 423-8014
G.	Senior Compliance Officer – Lud Miller (410) 423-8258
H.	Representative of Audit Committee – Mike Little (301) 567-7980, mlittle@bwtechinc.com
I.	Other members of Executive Management:

Executive Vice President – Michael Galeone (410) 423-8210

Executive Vice President – Del Karfonta (410) 423-8212

Executive Vice President – Scott Nicholson (410) 423-8060

Executive Vice President – Brian Israel (410) 730-5521

Executive Vice President – Stephen Horvath (301) 623-3314

Executive Vice President – Robert Locke (410) 427-3512

J.	Corporate Ethics Line – (410) 423-8161 or (800) 314-7714, ext. 8161